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Exhibit 20.1  Press Release

                               Contact:  THOMAS E. HOEFERT
                                         Chief Financial Officer
                                         817-468-3377

                               INNOSERV TECHNOLOGIES, INC.-Registered Trademark-320 Westway Place, Suite 520
                               Arlington, Texas  76018


INNOSERV TECHNOLOGIES, INC.-Registered Trademark-  EXTENDS BANK LOAN

Arlington, TX, October 29, 1996 -- INNOSERV TECHNOLOGIES, INC.  (NASDAQ -
ISER) reported that the expiration date of its $500,000 revolving line of credit has been extended from October 12, 1996, to November 12, 1996. All other terms of the line of credit remain the same. The Company requested the extension when it was unable to complete replacement financing of its current bank loan agreement with another financial institution on terms previously negotiated with such financial institution prior to the October 12, 1996, expiration date.

INNOSERV is currently holding discussions with its current lender and the other financial institution concerning the terms of financing to replace the Company's current bank loan agreement. The current agreement contains a $1,500,000 term loan expiring January 30, 1999, and the $500,000 revolving line of credit against which INNOSERV had outstanding borrowings of $1,250,000 and $500,000, respectively at October 12, 1996. INNOSERV believes that, prior to the November 12, 1996, expiration date of

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the bank line of credit, terms of a new agreement will be reached or the current lender will extend the line of credit further to allow discussions for replacement financing to continue.

INNOSERV, through its various subsidiaries, provides comprehensive asset management systems and services, multi-vendor maintenance and repair services and other specialized services to radiology, cardiology, biomedical and laboratory departments of hospitals and other healthcare providers.
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